QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

Report to Shareholders for the fourth quarter ended December 31, 2010

FOURTH QUARTER 2010
Report to shareholders for the quarter ended December 31, 2010

Suncor Energy 2010 fourth quarter results

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see the Non-GAAP Financial Measures Advisory in this document. Certain crude oil and natural gas liquid volumes have been converted to millions of cubic feet equivalent of natural gas (mmcfe) on the basis of one barrel to six thousand cubic feet (mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (boe) or thousands of boe (mboe) on the same basis. Mmcfe, boe and mboe may be misleading, particularly if used in isolation. A conversion ratio of one barrel of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

On August 1, 2009, Suncor Energy Inc. completed its merger with Petro-Canada. As such, results for the twelve month period ended December 31, 2010 reflect results of post-merger Suncor and the comparative figures for the twelve month period ended December 31, 2009 reflect results for five months of the post-merger Suncor and seven months of legacy Suncor prior to the merger. References to the merger herein mean the merger between Suncor Energy Inc. and Petro-Canada.

Suncor Energy Inc. (the company) recorded fourth quarter 2010 net earnings of $1.353 billion ($0.87 per common share), compared to net earnings of $457 million ($0.29 per common share) for the fourth quarter of 2009. Operating earnings (1) in the fourth quarter of 2010 were $946 million ($0.60 per common share), compared to $342 million ($0.22 per common share) in the fourth quarter of 2009.

The increase in fourth quarter 2010 operating earnings, compared to the fourth quarter of 2009, was primarily due to improved margins and increased refined product sales in Refining and Marketing, higher realized prices in Oil Sands and International and Offshore, and increased Oil Sands production.

As a result of strategic divestments during 2010, total production in the fourth quarter of 2010 decreased to 625,600 boe per day (boe/d), from 638,200 boe/d in the fourth quarter of 2009. However, production from continuing operations increased to 605,400 boe/d in the fourth quarter of 2010, from 544,500 boe/d in the fourth quarter of 2009. The increase resulted from record quarterly production of 325,900 barrels per day (bpd) from Oil Sands (excluding Syncrude) due to improved operational reliability and higher bitumen supply, and new production from International and Offshore.

(1)
Non-GAAP measure. See page 3 for a reconciliation of net earnings to operating earnings. Calculation of 2009 operating earnings have been restated for certain items for consistency with the current year's presentation.

Cash flow from operations (see the Non-GAAP Financial Measures Advisory Section) was $2.144 billion ($1.37 per common share) in the fourth quarter of 2010, compared to $1.129 billion ($0.72 per common share) in the fourth quarter of 2009. The increase in cash flow from operations was primarily due to the same factors that impacted operating earnings in the fourth quarter, as well as the positive impact of the redetermination of the company's working interest in the Terra Nova oilfield and a royalty recovery related to a notice received by the company from the Crown modifying the bitumen valuation methodology calculation.

"Operational results were strong across the business in the fourth quarter," said Rick George, president and chief executive officer. "In our oil sands business, steady and reliable production from both mining and in situ assets drove record quarterly production volumes, while our international and offshore assets continued to perform well. In our downstream operations, both production volumes and margins were strong contributors in the quarter, underlining the benefits of our integrated strategy."

Fourth Quarter Highlights

•
Oil Sands (excluding Syncrude) achieved record average production volume of 325,900 bpd in the fourth quarter of 2010 compared to 278,900 bpd in the fourth quarter of 2009. Increased production was largely due to improved operational reliability in the Upgrader and increased bitumen supply from mining and in situ operations.

•
Results from Refining and Marketing in the fourth quarter of 2010 were very strong, with operating earnings and cash flow from operations more than double as compared to the fourth quarter of 2009 as a result of higher margins and increased utilization of refining capacity. Total sales of refined petroleum products averaged 91,100 cubic metres per day during the fourth quarter of 2010 compared to 82,900 cubic metres per day in the fourth quarter of 2009, reflecting more reliable operations in all our facilities and improved product demand.

•
Total upstream production in the fourth quarter was 625,600 boe/d, compared to 638,200 boe/d in the fourth quarter of 2009. Lower production volumes were primarily due to asset sales in Suncor's Natural Gas and International and Offshore businesses, partially offset by improved operational reliability at Oil Sands, and production increases in continuing International and Offshore operations.

•
Net debt, calculated as total debt less cash and cash equivalents, as at December 31, 2010 was $11.1 billion, a decrease of approximately $400 million during the fourth quarter and down from approximately $13.4 billion at December 31, 2009. The reduction was largely due to proceeds from asset dispositions being directed to debt retirement and the appreciation of the Canadian dollar relative to the U.S. dollar through the period.

•
During the fourth quarter of 2010 Suncor recognized $295 million (pre-tax) of additional income to be reimbursed by the other Terra Nova joint owners for the period of February 1, 2005 to December 31, 2010. Suncor's working interest in Terra Nova has increased to 37.675% from 33.990% based on a technical review of the interests contributed by the joint owners of the Terra Nova oilfield. The owners reached agreement concerning redetermined working interests on December 1, 2010.

•
In the fourth quarter of 2010 Suncor recognized a $140 million (pre-tax) favorable royalty recovery related to a notice received by the company from the Crown modifying the bitumen valuation methodology calculation for the interim period of January 1, 2009 to December 31, 2010. The company continues to negotiate final adjustments to the bitumen valuation calculation for the 2009 and 2010 interim period and for the term of the Suncor Royalty Amending Agreement that expires December 31, 2015.

•
On December 17, 2010, Suncor announced that it entered into a strategic partnership with Total E&P Canada Ltd. Subject to certain conditions, the agreement provides that the two companies plan to develop the Fort Hills and Joslyn oil sands mining projects and restart construction on the Voyageur upgrader with targeted operational dates ranging from 2016 to 2018. The transaction is subject to certain regulatory and other approvals, with closing targeted for the

             Suncor Energy Inc.
 002    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com first quarter of 2011. The development of the Fort Hills and Joslyn oil sands mining projects, as well as the continued construction of the Voyageur upgrader, is subject to approval by all of the partners in these ventures and by Suncor's Board of Directors.

Consolidated Operating Earnings Reconciliation (1)

	Three months ended December 31		Twelve months ended December 31
($ millions after-tax)	2010	2009	2010	2009

Net earnings from continuing operations	1 297	476	2 688	1 206
Change in fair value of commodity derivatives used for risk management net of realizations (2)	(47)	(88)	(233)	499
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	(252)	(157)	(372)	(798)
Mark-to-market valuation of stock-based compensation	115	6	103	124
Project start-up costs	19	10	58	40
Costs related to deferral of growth projects	12	83	94	300
Merger and integration costs	18	79	79	151
(Gain) / Loss on disposals (3)	(12)	39	(121)	39
Other income (4)	(186)	6	(166)	24
Adjustments to provisions (5)	(93)	13	(51)	50
Impairment and write-offs (6)	13	—	317	—
Adjustments to provisions for assets acquired through the merger (7)	6	—	68	—
Impact of income tax rate adjustments on future income tax liabilities (8)	—	(148)	—	4
Gain on effective settlement of pre-existing contract with Petro-Canada (9)	—	—	—	(438)
Impact of recording acquired inventory at fair value (10)	—	—	—	97

Operating earnings from continuing operations	890	319	2 464	1 298

Net earnings (loss) from discontinued operations	56	(19)	883	(60)
Gain on disposals of discontinued operations (3)	—	—	(689)	—
Impairment and write-offs of discontinued operations (6)	—	42	74	42

Operating earnings from total operations	946	342	2 732	1 280

(1)
Operating earnings is a non-GAAP measure that adjusts net earnings for significant items that management believes are not indicative of operating performance and reduces the comparability of the underlying financial performance between periods. All reconciling items are presented on an after-tax basis. See the Non-GAAP Measures Advisory section of this document.

(2)
The company adjusts operating earnings for the change in fair value of significant crude oil risk management derivatives. The company also holds less significant risk management derivatives in other segments that are not adjusted.

(3)
The 2010 year-to-date total includes Natural Gas non-core asset sales and International and Offshore asset and share sales, a gain on unproven natural gas land and Refining and Marketing sales of retail sites. The 2009 loss on disposal was related to a loss recognized when a highway interchange constructed by Suncor was transferred to the Provincial government of Alberta, and fair value adjustments to assets acquired in the merger.

(4)
Other income resulting from the settlement payment due to Suncor related to the Terra Nova redetermination. The payment will effectively reimburse Suncor for certain revenue related to its increased working interest (to 37.675% from 33.990%) back to the payout date of February 1, 2005. Operating earnings for prior quarters have been restated to reflect the portion of settlement attributable to the respective quarters.

(5)
Impact from a royalty recovery related to a notice received by the company from the Crown modifying the bitumen valuation methodology calculation for the interim period of January 1, 2009 to December 31, 2010. As a result, the company reduced its royalty provision by approximately $105 million (after-tax) in the fourth quarter of 2010. Operating earnings for prior quarters have been restated to remove the original provision booked in the affected quarters. The company continues to negotiate final adjustments to the bitumen valuation calculation for the 2009 and 2010 interim period and for the term of the Suncor Royalty Amending Agreement that expires December 31, 2015.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    003

(6)
The 2010 year to date total includes a write-down related to certain extraction equipment in the Oil Sands segment, a write-down of land leases no longer being pursued by the Natural Gas segment, an impairment of natural gas properties due to the lower gas price environment, adjustment to spare parts inventory and assets from the International and Offshore segment that required a write-down of book value based on agreed sale price.

(7)
The 2010 year to date total includes adjustments for unfavorable pipeline commitments, adjustments made to the cost estimates for the Exploration and Production Sharing Contract in Libya, a dry hole in Libya, write-off of unproven land in Natural Gas, and a reduction to the provision related to the Montreal coker project.

(8)
Impact from an increase in the future income tax liability resulting from a revised provincial allocation for income tax purposes because of the merger.

(9)
Impact from the deemed settlement value assigned to bitumen processing contract with Petro-Canada upon close of the merger.

(10)
Inventory acquired through the merger with Petro-Canada at fair value was sold during the third quarter of 2009, resulting in a one-time decrease to earnings.

Operating Earnings by Segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Continuing operations
Oil Sands	404	189	1 535	1 116
Natural Gas	(43)	(61)	(137)	(173)
International and Offshore	280	218	993	362
Refining and Marketing	389	134	782	473
Corporate, Energy Trading and Eliminations	(140)	(161)	(709)	(480)

	890	319	2 464	1 298

Discontinued operations
Natural Gas	1	5	49	(14)
International and Offshore	55	18	219	(4)

	56	23	268	(18)

Operating earnings from total operations (1)	946	342	2 732	1 280

(1)
See the Non-GAAP Measures Advisory section of this document.

Upstream Production Volumes

	Three months ended December 31		Twelve months ended December 31
mboe per day (mboe/d)	2010	2009	2010	2009

Continuing operations
Oil Sands (includes Syncrude)	363.8	318.2	318.2	306.7
Natural Gas	71.5	76.8	72.0	47.0
International and Offshore	170.1	149.5	170.9	58.0

	605.4	544.5	561.1	411.7

Discontinued operations
Natural Gas	1.5	50.6	23.8	27.4
International and Offshore	18.7	43.1	30.2	16.9

	20.2	93.7	54.0	44.3

Total	625.6	638.2	615.1	456.0

             Suncor Energy Inc.
 004    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Downstream Sales Volumes

	Three months ended December 31		Twelve months ended December 31
Thousands of cubic metres per day	2010	2009	2010	2009

Total refined product sales	91.1	82.9	87.8	54.9

Commodity Prices – Benchmarks

Three months ended ($ average for the period)		Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009	June 30 2009	Mar 31 2009

West Texas Intermediate (WTI) crude oil at Cushing	US$/barrel	85.20	76.20	78.05	78.70	76.20	68.30	59.60	43.10
Dated Brent crude oil at Sullom Voe	US$/barrel	86.50	76.85	78.30	76.25	74.55	68.25	58.80	44.40
Dated Brent/Maya FOB price differential	US$/barrel	10.85	9.35	10.45	6.50	5.25	5.10	3.75	5.90
Canadian 0.3% par crude oil at Edmonton	Cdn$/barrel	80.70	74.80	76.30	80.45	77.00	70.60	65.30	50.10
Light/heavy crude oil differential of WTI at Cushing less Western Canadian Select at Hardisty	US$/barrel	18.10	15.65	14.05	8.95	12.10	10.10	7.50	8.95
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	3.70	3.85	5.35	4.25	3.00	3.65	5.65
New York Harbour 3-2-1 crack (1)	US$/barrel	12.20	9.60	12.50	7.95	5.55	9.90	10.20	9.60
Chicago 3-2-1 crack (1)	US$/barrel	9.20	10.15	11.05	5.65	4.15	7.65	10.15	8.95
Seattle 3-2-1 crack (1)	US$/barrel	13.50	16.60	15.50	8.55	5.95	12.80	13.35	13.45
Gulf Coast 3-2-1 crack (1)	US$/barrel	7.80	7.45	9.65	6.75	4.50	6.75	8.40	8.90
Exchange rate	US$/Cdn$	0.99	0.96	0.97	0.96	0.94	0.91	0.85	0.80

(1)
3-2-1 crack spreads are industry indicators measuring the margin on a barrel of oil and gasoline and distillate. They are calculated by taking two times the gasoline margin at a certain location plus one times the distillate margin at the same location and dividing by three.

Capital Investment

Suncor spent $1.8 billion on capital and exploration in the fourth quarter of 2010, bringing the full year spend to $5.7 billion, which was marginally higher than Suncor's original 2010 budget of $5.5 billion. The capital expenditures were primarily focused on sustaining safe and reliable existing operations throughout the company, and the continued development of the Firebag Stage 3 and 4 expansions.

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Oil Sands	1 067	734	3 709	2 831
Natural Gas	57	66	178	320
International and Offshore	336	456	1 096	666
Refining and Marketing	272	239	667	380
Corporate, Energy Trading, and Renewable Energy	152	61	360	70
Less: Capitalized Interest	(98)	(42)	(301)	(136)

Total (1)	1 786	1 514	5 709	4 131

(1)
Includes continuing and discontinued operations

In December 2010, the Suncor Board of Directors approved a $6.7 billion 2011 capital spending plan. Approximately $2.8 billion will be directed towards growth project funding, primarily at the company's Oil Sands operations, while approximately $3.9 billion will be directed towards sustaining existing operations, including significant planned maintenance to support reliability and further deployment of new tailings reclamation technology. Approximately 40% of planned sustaining capital will be targeted to spending that is not expected to recur on an annual basis. In addition to

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    005

continued growth spending on Suncor's Firebag Stage 3 and 4 expansions, the 2011 plan also includes investments in the Fort Hills oil sands mining project and Voyageur upgrader. Both projects, as well as the Joslyn oil sands mining project, are planned to be developed as part of a strategic partnership with Total E&P Canada Ltd. The development of the Fort Hills and Joslyn oil sands mining projects, as well as the continued construction of the Voyageur upgrader, is subject to approval by all of the partners in these ventures and by Suncor's Board of Directors. Detailed guidance on capital expenditures can be found in Suncor's December 17, 2010 press release and on the Suncor website at www.suncor.com/guidance.

SEGMENTED RESULTS

Oil Sands

	Three months ended December 31		Twelve months ended December 31
($ millions, unless otherwise noted)	2010	2009	2010	2009

Net revenues	2 689	1 986	9 423	6 539

Production (excluding Syncrude) (thousands of barrels per day mbbls/d)	325.9	278.9	283.0	290.6
Syncrude production (mbbls/d)	37.9	39.3	35.2	16.1

Average sales price – includes the impact of realized hedging activities (excluding Syncrude) ($/barrel) (1)	70.95	65.42	69.58	61.66

Cash flow from operations (2)	795	355	2 769	1 251

Cash operating costs (excluding Syncrude) ($/barrel) (2)	36.70	38.70	38.85	33.95
Sales mix (sweet/sour mix) (%)	31/69	46/54	37/63	47/53

Operating Earnings Reconciliation:

	Three months ended December 31		Twelve months ended December 31
($ millions, unless otherwise noted)	2010	2009	2010	2009

Net earnings	487	236	1 492	557
Change in fair value of commodity derivatives used for risk management net of realizations	(47)	(88)	(233)	499
Mark-to-market valuation of stock-based compensation	24	—	31	28
Project start-up costs	19	10	55	40
Costs related to deferral of growth projects	12	82	94	299
Impact of income tax rate adjustments on future income tax liabilities	—	(103)	—	37
(Gain) on effective settlement of pre-existing contract with Petro-Canada	—	—	—	(438)
Impact of recording acquired inventory at fair value	—	—	—	5
Losses on significant disposals	2	39	4	39
Impairment and write-offs	—	—	143	—
Adjustment to provisions	(93)	13	(51)	50

Operating earnings (2)	404	189	1 535	1 116

(1)
Before royalties and net of related transportation costs.

(2)
See the Non-GAAP Financial Measures Advisory section of this document.

Oil Sands net earnings for the fourth quarter of 2010 were $487 million compared to $236 million for the fourth quarter of 2009. Net earnings in the fourth quarter of 2010 compared to 2009 included the positive impact of a royalty provision recovery and lower costs related to deferral of growth projects, partially offset by lower gains on change in fair value of

             Suncor Energy Inc.
 006    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com commodity derivatives used for risk management. The favorable royalty recovery was related to a notice received by the company from the Crown modifying the bitumen valuation methodology calculation for the interim period January 1, 2009 to December 31, 2010. As a result, the company recognized a royalty recovery of approximately $105 million (after tax). Operating earnings for all quarters impacted since January 1, 2009 have been restated to include only the amount that relates to the comparative period. The company continues to negotiate final adjustments to the bitumen valuation calculation for the 2009 and 2010 interim period and for the term of the Suncor Royalty Amending Agreement that expires December 31, 2015. Net earnings in the fourth quarter of 2009 included a $103 million favorable adjustment related to a reduction of the Ontario corporate tax rate. Operating earnings for the fourth quarter of 2010 were $404 million compared to $189 million for the fourth quarter of 2009. The increase in 2010 fourth quarter operating earnings was primarily due to increased production and higher realized prices partially offset by a build in inventory, of which margins are not recognized until the inventory is sold.

Production

Oil Sands production, excluding Suncor's share of production from Syncrude, was 17% higher in the fourth quarter of 2010 compared to the fourth quarter of 2009. Improved upgrader reliability and higher bitumen supply from all of the Oil Sands assets (mining and in situ), contributed to a record production volume of 325,900 bpd in the fourth quarter of 2010. The prior year quarter was negatively impacted by the fire that occurred in December 2009 at Upgrader 2.

Syncrude production decreased 4% in the fourth quarter of 2010 compared to the fourth quarter of 2009, primarily due to minor upgrader outages that occurred during the quarter.

Prices

Oil Sands benefited from higher benchmark crude oil prices and lower realized hedging losses in the fourth quarter of 2010 compared to the fourth quarter of 2009, partially offset by wider heavy crude oil differentials and the stronger Canadian dollar relative to the U.S. dollar. Heavy crude oil differentials remained wider in the fourth quarter of 2010 as a result of the Enbridge pipeline disruptions that limited the export capacity of heavy crude products from Western Canada, resulting in reduced and discounted sales. This negatively impacted both sour crude and bitumen price realizations in the fourth quarter of 2010.

The six week planned turnaround for Upgrader 2 that began in September continued for three weeks into the fourth quarter of 2010. Hydrogen supply and hydrotreating capacity were periodically limited through the fourth quarter of 2010 reducing the value of the product mix.

Inventory

In the fourth quarter of 2010, Oil Sands had a large inventory buildup as additional volumes were stored due to pipeline restrictions along the Enbridge mainline. In the fourth quarter of 2009, Oil Sands had a net draw on inventory as available inventory was sold to meet customer commitments following the December 2009 upgrader fire. The overall inventory buildup quarter over quarter had a negative impact on earnings as the margin is not recognized until sold.

Capital

Oil Sands capital expenditures were $1.067 billion in the fourth quarter of 2010, bringing the annual spend to $3.709 billion. Growth spending was primarily focused on the construction of Firebag Stage 3.

The company is continuing with its planned growth initiatives related to the Firebag Stage 3 in situ oil sands expansion. The planned expansion is targeted to begin production late in the second quarter of 2011, ramping up toward capacity of

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    007

62,500 bpd of bitumen over approximately 24 months thereafter. The 2010 expenditures focused on construction of co-generation and central plant facilities and well pads.

Spending in 2010 also focused on engineering, procurement, construction and sustaining capital required to keep the mining, upgrading, extraction and in situ assets operating effectively.

The company also had expenditure relating to Suncor's TROTM tailings reclamation technology. Project activities during the fourth quarter included engineering, procurement of certain long lead items, site preparation for the barge assembly area and pipeline corridor work. The project is expected to be completed by the end of 2012.

Natural Gas

	Three months ended December 31		Twelve months ended December 31
($ millions, unless otherwise noted)	2010	2009	2010	2009

Net revenues from continuing operations	158	181	734	423

Gross production
Continuing operations (mmcfe per day – mmcfe/d)	429	461	432	282
Discontinued operations (mmcfe/d)	9	303	143	164

	438	764	575	446

Average sales price from continuing operations
Natural gas – includes the impact of realized hedging activities ($/mcf) (1)	3.39	3.92	3.99	3.63
Natural gas liquids and crude oil ($/barrel) (1)	71.56	65.74	77.37	59.41

Cash flow from continuing operations (2)	50	70	320	177
Cash flow from discontinued operations (2)	1	90	125	152

Operating Earnings Reconciliation:

	Three months ended December 31		Twelve months ended December 31
($ millions, unless otherwise noted)	2010	2009	2010	2009

Net loss from continuing operations	(65)	(55)	(277)	(185)
Mark-to-market valuation of stock-based compensation	13	2	9	11
Gains on disposals	(4)	—	(99)	—
Impact of income tax rate adjustments on future income tax liabilities	—	(8)	—	1
Impairment and write-offs	13	—	174	—
Adjustments to provisions for assets acquired through the merger	—	—	56	—

Operating loss from continuing operations	(43)	(61)	(137)	(173)

Net earnings (loss) from discontinued operations	(2)	5	506	(14)

Loss (Gain) on disposals of discontinued operations	3	—	(479)	—
Impairment and write-offs	—	—	22	—

Operating loss from total operations (2)	(42)	(56)	(88)	(187)

(1)
Calculated before royalties and net of transportation costs.

(2)
See the Non-GAAP Financial Measure Advisory section of this document.

             Suncor Energy Inc.
 008    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Natural Gas had a net loss from continuing operations of $65 million in the fourth quarter of 2010, compared to a net loss of $55 million in the fourth quarter of 2009. The higher net loss from continuing operations in the fourth quarter of 2010 included the impacts of a $13 million write-down of spare parts inventory and higher costs related to stock-based compensation. The net loss from continuing operations in the fourth quarter of 2009 included an $8 million favorable adjustment related to a reduction of the Ontario corporate tax rate. Operating losses from continuing operations for the fourth quarter of 2010 were $43 million compared to $61 million in 2009. Operating losses improved in the fourth quarter of 2010 compared to the fourth quarter of 2009 primarily due to lower exploration costs from increased drilling success in 2010, partially offset by lower natural gas average sale prices consistent with the decrease in the AECO benchmark.

Production

Gross production from continuing operations decreased by 7% in the fourth quarter of 2010 compared to the fourth quarter of 2009. The lower production was mainly due to natural declines.

Capital

Natural Gas is focused on improving profitability by investing in low exploration risk drilling programs conducive to low cost repeatable drilling and those with a high percentage of liquids production. In the fourth quarter of 2010, Natural Gas spent $57 million on exploration and development activities bringing the 2010 total to $178 million, of which $8 million was related to assets disposed of during the year. The 2010 activity was targeted towards unconventional gas opportunities, as well as land acquisitions in northeast British Columbia.

In the fourth quarter of 2010, the Natural Gas business began two new drilling programs: one in the Ferrier area located in central Alberta and another at Pouce Coupe in western Alberta. Both programs are expected to start being tied-in during the first quarter of 2011.

Suncor's key shallow gas producing properties near Medicine Hat, in eastern Alberta, continued with drilling and tie-in activity. In total, 324 wells were drilled in the year ending December 31, 2010. Overall production from this area was 72 mmcfe/d in the fourth quarter of 2010.

International and Offshore

	Three months ended December 31		Twelve months ended December 31 (3)
($ millions, unless otherwise noted)	2010	2009	2010	2009

Net revenues from continuing operations	1 501	861	4 323	1 217

Production from continuing operations (mboe/d)
East Coast Canada	62.9	63.6	68.6	24.3
U.K. (Buzzard)	55.6	59.9	55.5	20.0
Libya	34.7	26.0	35.2	13.7
Syria	16.9	—	11.6	—

Production from continuing operations (mboe/d)	170.1	149.5	170.9	58.0
Production from discontinued operations (mboe/d)	18.7	43.1	30.2	16.9

Total production (mboe/d)	188.8	192.6	201.1	74.9

Average sales price from continuing operations (1)
East Coast Canada ($/bbl)	87.12	77.71	80.20	76.86
U.K. (Buzzard) ($/boe)	85.46	68.71	77.91	69.53
Other International ($/boe)	83.06	79.06	78.07	77.53

Cash flow from continuing operations (2)	885	500	2 512	738
Cash flow from discontinued operations (2)	13	158	367	213

Total cash flow from operations (2)	898	658	2 879	951

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    009

Operating Earnings Reconciliation:

	Three months ended December 31		Twelve months ended December 31 (3)
($ millions, unless otherwise noted)	2010	2009	2010	2009

Net earnings from continuing operations	452	230	1 114	323
Mark-to-market valuation of stock-based compensation	14	2	14	10
Other income	(186)	6	(166)	24
Project start-up costs	—	—	3	—
Impact of income tax rate adjustments on future income tax liabilities	—	(20)	—	(20)
Impact of recording acquired inventory at fair value	—	—	—	25
Adjustments to provisions for assets acquired through the merger	—	—	28	—

Operating earnings from continuing operations	280	218	993	362

Net earnings (loss) from discontinued operations	58	(24)	377	(46)

Gains on disposals of discontinued operations	(3)	—	(210)	—
Impairment and write-offs	—	42	52	42

Operating earnings from total operations (2)	335	236	1 212	358

(1)
Calculated before royalties and net of transportation costs.

(2)
See the Non-GAAP Financial Measures Advisory section of this document.

(3)
Twelve months ended December 31, 2009 reflects five months of post-merger Suncor. Total production for the five month period was 178.8 boe/d.

International and Offshore had net earnings from continuing operations of $452 million in the fourth quarter of 2010, compared to $230 million in the fourth quarter of 2009. Net earnings in the fourth quarter of 2010 included the impacts from the settlement payment due to Suncor related to the Terra Nova redetermination that increased Suncor's working interest to 37.675% from 33.990%. This working interest redetermination was finalized in December 2010 in accordance with the Terra Nova Development and Operating Agreement. The payment of $220 million (after tax) reimburses Suncor for certain revenues related to its increased interest from the payout date of February 1, 2005 to December 31, 2010. Operating earnings for all quarters impacted since February 1, 2005 have been restated to include only the amount that relates to the comparative period. Operating earnings from continuing operations were $280 million in the fourth quarter of 2010, compared to operating earnings from continuing operations of $218 million in the fourth quarter of 2009. The increase in operating earnings from continuing operations was due to increased production and higher sales prices consistent with higher benchmark pricing.

Production

Overall, production from continuing operations was 14% higher in the fourth quarter of 2010, compared to the fourth quarter of 2009, primarily due to Syrian gas production coming on-stream in the second quarter of 2010.

Capital

East Coast Canada

International and Offshore spent $81 million on capital and exploration in the fourth quarter of 2010 on East Coast Canada operations, bringing the annual expenditures to $264 million. Spending was primarily focused on White Rose, Hibernia, and exploration drilling at the Ballicatters prospect.

Development drilling of 11 wells for the North Amethyst portion of White Rose is planned to continue until late 2012, when production is expected to peak.

             Suncor Energy Inc.
 010    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Development drilling on the first phase of the West White Rose development began in August 2010, with first oil expected by the second quarter of 2011. Drilling results from Stage 1, combined with production evaluation and ongoing reservoir evaluation, are expected to define the full field development scope.

Capital spending continues on the Hibernia South Extension project, where first production is expected in the second quarter of 2011.

The contract for front end engineering and design and topsides engineering, procurement and construction for Hebron was awarded in September 2010. The development plan approval submission is expected to be made in the first quarter of 2011, with first oil expected in 2017.

International

International and Offshore capital and exploration expenditures in the fourth quarter of 2010 on International operations were $255 million, bringing annual expenditures to $832 million, of which $169 million was related to assets disposed of during the year. Spending was primarily focused on development spending in the U.K., Libya and Syria, as well as exploration drilling in Libya and Norway.

The Buzzard enhancement project started-up in mid-October 2010 with production ramp-up expected into the first quarter of 2011. The project included the installation of a fourth platform with equipment to handle high sulphur content.

The Beta Statfjord appraisal well 34/4-13S on the Beta Brent discovery in our operated licence PL375 was successfully tested. Additional appraisal well testing is required to further delineate the discovery.

Two seismic survey projects continued to acquire data in relation to the Libyan Exploration and Production Sharing Agreements (EPSA's) in 2010. Seismic data acquisition will continue into the first quarter of 2011.

Refining and Marketing

	Three months ended December 31		Twelve months ended December 31
($ millions, unless otherwise noted)	2010	2009	2010	2009

Revenues	5 826	4 743	21 062	11 851

Refined Product Sales (thousands of cubic metres per day)
Gasoline	41.2	41.4	41.1	27.6
Distillates	36.9	29.5	30.9	18.3
Other, including petrochemicals	13.0	12.0	15.8	9.0

Total refined product sales	91.1	82.9	87.8	54.9

Crude oil processed by Suncor (thousands of m3/d)	66.2	61.7	65.1	63.2

Utilization of refining capacity (1)	94%	90%	92%	92%

Cash flow from operations (2)	619	258	1 536	921

Operating earnings reconciliation:

	Three months ended December 31		Twelve months ended December 31
($ millions, unless otherwise noted)	2010	2009	2010	2009

Net earnings	372	151	801	407
Mark-to-market valuation of stock-based compensation	27	1	29	17
Costs related to deferral of growth projects	—	1	—	1
Impact of income tax rate adjustments on future income tax liabilities	—	(19)	—	(19)
Impact of recording acquired inventory at fair value	—	—	—	67
Gains on disposals	(10)	—	(26)	—
Adjustments to provisions for assets acquired through the merger	—	—	(22)	—

Operating earnings (2)	389	134	782	473

(1)
Utilization of refining capacity for the twelve months ended December 31, 2009 reflects the results of operations since the merger.

(2)
See the Non-GAAP Financial Measures Advisory section of this document.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    011

Refining and Marketing had net earnings of $372 million in the fourth quarter of 2010, compared to $151 million in the fourth quarter of 2009. Net earnings in the fourth quarter of 2010 included $27 million of costs related to stock-based compensation and a $10 million gain from divestment of retail sites throughout the quarter. Net earnings in the fourth quarter of 2009 included a $19 million favorable adjustment related to a reduction of the Ontario corporate tax rate. Operating earnings for the fourth quarter of 2010 were $389 million compared to $134 million in the fourth quarter of 2009. Operating earnings improved in the fourth quarter of 2010 primarily due to stronger and more reliable operations, higher volumes and improved margins, which were partially offset by higher operating expenses.

Margins

Margins were significantly higher in the fourth quarter of 2010 compared to the fourth quarter of 2009. Increased production enabled refining and product supply activities to benefit from an improved business environment in the fourth quarter of 2010, with higher cracking margins in every major market area and stronger product demand compared to the fourth quarter of 2009. The Sarnia refinery was negatively impacted by the Enbridge crude pipeline outage which restricted deliveries of lower cost sour crudes received from Western Canada and necessitated processing of more expensive off-shore crude. The Edmonton refinery benefited from lower feedstock costs due to wider light/heavy and light/sour synthetic crude differentials.

Volumes

Total sales of refined petroleum products increased 10% due to improved reliability in operations and higher product demand in the fourth quarter of 2010 compared to the fourth quarter of 2009. Overall, refinery utilization averaged 94% in the fourth quarter of 2010, compared to 90% in the fourth quarter of 2009. This increase was due to fewer scheduled maintenance turnarounds and more reliable, uninterrupted operations. In the fourth quarter of 2010, the Sarnia refinery continued to be negatively impacted by Enbridge pipeline disruptions which limited crude availability and refinery utilization. This production shortfall was offset by increasing throughputs at the Montreal refinery to support Ontario market demands.

Marketing network sales volumes in the fourth quarter of 2010 were marginally higher than in the fourth quarter of 2009. Strong sales in both the retail and wholesale divisions were partially offset by the loss of volume associated with the divestment of merger remedy sites.

Capital

Refining and Marketing capital expenditures in the fourth quarter of 2010 were $272 million with spending primarily focused on planned turnarounds and other refinery projects.

Annual expenditures totaled $667 million and were focused on refining assets. Successful turnarounds at all of the refineries and the lubricants business were completed during the year to support continued safe and reliable operations.

Corporate, Energy Trading and Eliminations

Corporate, Energy Trading and Eliminations includes the company's investment in renewable energy projects, results related to third-party energy supply and trading activities and other activities not directly attributable to other operating segments.

             Suncor Energy Inc.
 012    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings Reconciliation:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Net (loss) earnings	51	(86)	(442)	104
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	(252)	(157)	(372)	(798)
Mark-to-market valuation of stock-based compensation	36	1	19	58
Merger and integration costs	25	79	86	151
Impact of income tax rate adjustments on future income tax liabilities	—	2	—	5

Operating loss (1)	(140)	(161)	(709)	(480)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Operating earnings (loss) (1)
Renewable energy	6	6	33	29
Energy trading	28	23	53	44
Corporate	(175)	(195)	(808)	(460)
Group eliminations	1	5	13	(93)

	(140)	(161)	(709)	(480)

Cash flow used in operations (1)	(219)	(302)	(973)	(653)

(1)
See the Non-GAAP Financial Measures Advisory section of this document.

Operating loss for the Corporate, Energy Trading and Eliminations segment was $140 million in the fourth quarter of 2010, compared to an operating loss of $161 million in the fourth quarter of 2009.

Renewable energy contributed $6 million in operating earnings in the fourth quarter of 2010, which was consistent with the same period in 2009.

Energy trading operating earnings for the fourth quarter of 2010 were $28 million, compared to $23 million in 2009. In the fourth quarter of 2010, the gain was driven by buying heavy crude oil in Western Canada at wide price differentials relative to WTI, and transporting this product to more favorable markets. In the fourth quarter of 2009, results were positively impacted by realized physical gains on crude inventory positions.

Corporate experienced an operating loss of $175 million in the fourth quarter of 2010, compared to an operating loss of $195 million in the fourth quarter of 2009. The decrease in operating loss was primarily the result of lower net interest expense due to increased capitalized interest in the fourth quarter of 2010.

Group eliminations reflect the elimination of profit on crude oil sales between Oil Sands or East Coast Canada and Refining and Marketing, where profits are realized when the products are sold to third parties.

Capital

Corporate capital expenditures were $152 million in the fourth quarter of 2010, bringing annual expenditures to $360 million. Spending was focused on merger integration related activities and renewable energy.

Work is underway to integrate legacy Suncor and legacy Petro-Canada systems onto one common platform as well as to integrate processes, information and technology.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    013

Construction continued on the Wintering Hills wind power project in the fourth quarter of 2010, which is expected to be completed by the end of 2011. At peak operation, the project is expected to generate enough electricity to power approximately 35,000 Alberta homes and displace 200,000 tonnes of CO2 per year.

Construction also continued on the Kent Breeze wind power project in the fourth quarter of 2010, which is expected to be completed by mid-2011.

Suncor's ethanol plant, located in Sarnia, Ontario, has a current capacity of 200 million litres per year, displacing the equivalent of 300,000 tonnes of CO2 per year. The company's plant expansion was completed in January 2011 and has doubled the capacity of the ethanol plant to 400 million litres per year.

NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures referred to in this report to shareholders, namely operating earnings, cash flow from operations, return on capital employed (ROCE), and oil sands cash operating costs, are not prescribed by Canadian GAAP. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses this information to analyze operating performance, leverage and liquidity. Therefore, such measures should not be considered in isolation or as substitutes for measures of performance prepared in accordance with Canadian GAAP.

Return on Capital Employed (ROCE)

A detailed numerical reconciliation of ROCE is provided on an annual basis in the company's annual MD&A, which is to be read in conjunction with the company's annual consolidated financial statements.

Operating Earnings

Operating earnings is a non-GAAP measure that adjusts net earnings for significant items that management believes are not indicative of operating performance and reduce the comparability of the underlying financial performance between periods. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods. All reconciling items are presented on an after-tax basis.

Cash Operating Costs Reconciliation (1)

	Three months ended December 31				Twelve months ended December 31
	2010		2009		2010		2009
	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel

Operating, selling and general expenses (2)	1 271		1 300		4 545		4 277
(Less) Syncrude-related operating, selling and general expenses	(109)		(133)		(473)		(199)
(Less): Other non production related costs (3)	(62)		(174)		(60)		(479)

Cash operating costs	1 100	36.70	993	38.70	4 012	38.85	3 599	33.95

(1)
Excludes Suncor's proportionate production share and operating costs from the Syncrude joint venture.

(2)
GAAP measure.

(3)
Other adjustments includes items such as safe mode costs (the cost of placing a growth project on hold or in "safe mode"), inventory changes, stock based compensation, gas swaps, accretion of asset retirement obligations and imported bitumen (excluding other reported product purchases). For the three months ended December 31, other non production related costs are lower in 2010, compared to 2009, primarily due to lower safe mode costs ($101 million). For the twelve months ended December 31, other non production related costs are lower in 2010 compared to 2009, primarily due to lower safe mode costs deduction ($254 million) and higher imported bitumen costs ($67 million).

             Suncor Energy Inc.
 014    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash Flow from Operations

Cash flow from operations is expressed before changes in non-cash working capital.

Three months ended December 31	Oil Sands		Natural Gas		International and Offshore		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Net earnings (loss) from continuing operations	487	236	(65)	(55)	452	230	372	151	51	(86)	1 297	476
Adjustments for:
Depreciation, depletion and amortization	297	300	126	113	302	218	123	114	26	12	874	757
Future income taxes	144	(103)	(22)	(31)	103	34	133	4	(64)	(18)	294	(114)
Accretion of asset retirement obligations	30	29	9	6	7	7	—	—	—	—	46	42
Unrealized (gain) loss on translation of U.S. dollar denominated long-term debt	—	—	—	—	—	—	—	—	(290)	(201)	(290)	(201)
Change in fair value of derivative contracts	(66)	(28)	—	1	—	—	—	5	34	(37)	(32)	(59)
Loss (gain) on disposal of assets	3	53	(6)	—	2	—	(11)	1	38	—	26	54
Stock-based compensation	12	14	16	4	18	1	30	5	38	10	114	34
Gain on effective settlement of pre-existing contract with Petro-Canada	—	—	—	—	—	—	—	—	—	—	—	—
Other	(112)	(146)	(11)	(8)	(2)	7	(28)	(22)	(52)	18	(205)	(151)
Exploration expenses	—	—	3	40	3	3	—	—	—	—	6	43

Total cash flow from (used in) operations from continuing operations	795	355	50	70	885	500	619	258	(219)	(302)	2 130	881

Total cash flow from (used in) operations from discontinued operations	—	—	1	90	13	158	—	—	—	—	14	248

Total cash flow from (used in) operations	795	355	51	160	898	658	619	258	(219)	(302)	2 144	1 129

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    015

Year ended December 31	Oil Sands		Natural Gas		International and Offshore		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Net earnings (loss) from continuing operations	1 492	557	(277)	(185)	1 114	323	801	407	(442)	104	2 688	1 206
Adjustments for:
Depreciation, depletion and amortization	1 318	922	773	287	1 172	299	475	317	75	35	3 813	1 860
Future income taxes	484	(643)	(96)	(47)	108	48	261	99	(202)	(85)	555	(628)
Accretion of asset retirement obligations	120	111	29	14	27	10	2	1	—	—	178	136
Unrealized (gain) loss on translation of U.S. dollar denominated long-term debt	—	—	—	—	—	—	—	—	(426)	(858)	(426)	(858)
Change in fair value of derivative contracts	(316)	960	—	—	—	—	—	(14)	31	34	(285)	980
Loss (gain) on disposal of assets	14	70	(132)	(20)	2	—	(30)	16	39	—	(107)	66
Stock-based compensation	48	90	12	19	18	12	40	35	(4)	106	114	262
Gain on effective settlement of pre-existing contract with Petro-Canada	—	(438)	—	—	—	—	—	—	—	—	—	(438)
Other	(391)	(378)	(6)	(11)	8	40	(13)	60	(44)	11	(446)	(278)
Exploration expenses	—	—	17	120	63	6	—	—	—	—	80	126

Total cash flow from (used in) operations from continuing operations	2 769	1 251	320	177	2 512	738	1 536	921	(973)	(653)	6 164	2 434

Total cash flow from (used in) operations from discontinued operations	—	—	125	152	367	213	—	—	—	—	492	365

Total cash flow from (used in) operations	2 769	1 251	445	329	2 879	951	1 536	921	(973)	(653)	6 656	2 799

             Suncor Energy Inc.
 016    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Legal Advisory – Forward-Looking Information

This Report to Shareholders contains certain forward-looking statements and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends.

All statements and other information that address expectations or projections about the future and other statements and information about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects," "anticipates," "estimates," "plans," "scheduled," "intends," "believes," "projects," "indicates," "could," "focus," "vision," "goal," "outlook," "proposed," "target," "objective," and similar expressions. Forward-looking statements in this Report to Shareholders include references to:

•
the strategic partnership with Total E&P Canada Ltd., and the expectation that the two companies will develop the Fort Hills and Joslyn oil sands mining projects and restart construction on the Voyageur upgrader with targeted operational dates ranging from 2016 to 2018;

•
Suncor's 2011 capital spending plan, including the intention that approximately $2.8 billion will be directed towards growth project funding (including Firebag Stage 3 and 4 expansions and investment in the Fort Hills oil sands mining projects and Voyageur upgrader), primarily at the company's oil sands operations, with the remaining $3.9 billion targeted towards sustaining existing operations, including significant planned maintenance to support reliability and further deployment of new tailings reclamation technology;

•
the intention that approximately 40% of planned sustaining capital for 2011 will be targeted to spending that is not expected to recur on an annual basis;

•
the planned expansion for Firebag 3, with the target to begin production late in the second quarter of 2011, ramping up toward capacity of 62,500 bpd of bitumen over approximately 24 months thereafter;

•
the schedule for Suncor's TROTM tailings reclamation project (planned complete by the end of 2012);

•
Suncor's drilling programs located in the Ferrier area in central Alberta and Pouce Coupe in western Alberta, including the plan to have both tied-in during the first quarter of 2011;

•
developmental drilling in the North Amethyst portion of White Rose, and the expectation that production will peak in late 2012;

•
the expectation that first oil will occur for: (i) West White Rose in the second quarter of 2011; and (ii) Hebron in 2017;

•
the Hibernia South Extension, and the expectation of production in the second quarter of 2011;

•
the expectation that the Buzzard enhancement project will ramp up into the first quarter of 2011;

•
the plans for the Wintering Hills wind power project, including targeted completion by the end of 2011 and the expectation that the project will be able to generate enough electricity to power approximately 35,000 Alberta homes and displace 200,000 tonnes of CO2 per year; and

•
timelines for the Kent Breeze wind power project (expected to be completed by mid-2011).

This Report to Shareholders also contains forward-looking statements and information concerning the anticipated completion and timing of the proposed transaction with Total E&P Canada Ltd. Suncor has provided these anticipated times in reliance on certain assumptions that we believe are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including unforeseen delays in the ability to secure necessary regulatory or other third party approvals or the need for additional time to satisfy the conditions to the completion of the transaction. The transaction may not close as scheduled or at all. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this Report to Shareholders concerning these times.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements and information and readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's business segments, including Oil Sands, Natural Gas, International and Offshore and Refining and Marketing, may be affected by a number of factors, including, but not limited to, the following:

Factors that affect our Oil Sands business:

•
Production reliability risk. Our ability to reliably operate our oil sands facilities in order to meet production targets.

•
Our ability to finance oil sands growth and sustaining capital expenditures in a volatile commodity pricing environment.

•
Bitumen supply. The unavailability of third party bitumen, poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in situ reservoir and equipment performance could impact production targets.

•
Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be impacted by unplanned maintenance.

•
Our ability to manage production operating costs. Operating costs could be impacted by inflationary pressures on labour, volatile pricing for natural gas used as an energy source in oil sands processes, and planned and unplanned maintenance. We continue to address these risks through strategies such as application of technologies that help manage operational workforce demand, offsetting natural gas purchases through internal production, investigation of technologies that mitigate reliance on natural gas as an energy source, and an increased focus on preventative maintenance.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    017

•
Our ability to complete projects both on time and on budget. This could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Fort McMurray and the surrounding area (including housing, roads and schools). We continue to address these issues through a comprehensive recruitment and retention strategy, working with the community to determine infrastructure needs, designing Oil Sands expansion to reduce unit costs, seeking strategic alliances with service providers and maintaining a strong focus on engineering, procurement and project management.

•
Potential changes in the demand for refinery feedstock and diesel fuel. Our strategy is to reduce the impact of this issue by entering into long-term supply agreements with major customers, expanding our customer base and offering a variety of blends of refinery feedstock to meet customer specifications.

•
Volatility in light/heavy and sweet/sour crude oil differentials.

•
Logistical constraints and variability in market demand, which can impact crude movements. These factors can be difficult to predict and control.

•
Changes to royalty and tax legislation and related agreements that could impact our business (including our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation). While fiscal regimes in Alberta and Canada are generally stable relative to many global jurisdictions, royalty and tax treatments are subject to periodic review, the outcome of which is not predictable and could result in changes to the company's planned investments, and lower rates of return on existing investments.

•
Our relationship with our trade unions. Work disruptions have the potential to adversely affect Oil Sands operations and growth projects.

Factors that affect our Natural Gas business:

•
Volatility in natural gas prices.

•
Risk associated with a depressed market for asset sales, leading to losses on disposition.

•
The accessibility and cost of mineral rights. Market demand influences the cost and available opportunities for mineral leases and acquisitions.

•
Risks and uncertainties associated with weather conditions, which can shorten the winter drilling season and impact the spring and summer drilling program, which may result in increased costs and/or delays in bringing on new production.

Factors that affect our International and Offshore business:

•
Risks and uncertainties associated with international and offshore operations normally inherent in such activities such as drilling, operation and development of such properties including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, pollution and other environmental risks.

•
Performance after completion of maintenance is not predictable and can significantly impact production rates.

•
Risks and uncertainties associated with consulting with stakeholders and obtaining regulatory approval for exploration and development activities. These risks could increase costs and/or cause delays to or cancellation of projects and expansions to existing projects.

•
Risks and uncertainties associated with weather conditions, which may result in increased costs and/or delays in exploration, operations or abandonment activities.

•
Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor's operations in Libya may be constrained by production quotas.

Factors that affect our Refining and Marketing business:

•
Production reliability risk. Our ability to reliably operate our refining and marketing facilities in order to meet production targets.

•
Management expects that fluctuations in demand and supply for refined products, margin and price volatility, and market competition, including potential new market entrants, will continue to impact the business environment.

•
There are certain risks associated with the execution of capital projects, including the risk of cost overruns. Numerous risks and uncertainties can affect construction schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

•
Our relationship with our trade unions. Hourly employees at our London, Ontario terminal operation, our Sarnia refinery, our Commerce City refinery, our Montreal refinery, certain of our lubricants operations, certain of our terminalling operations and at Sun-Canadian Pipeline Company Limited are represented by labour unions or employee associations. Any work interruptions involving our employees, and/or contract trades utilized in our projects or operations, could have an adverse effect on our business, financial condition, results of operations and cash flow.

Additional Risks, Uncertainties and Other Factors

Additional risks, uncertainties and other factors that could influence the actual results of all of Suncor's business segments include but are not limited to, market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; consistently and competitively finding and developing reserves that can be brought on-stream economically; success of hedging strategies; maintaining a desirable debt to cash flow ratio; changes in the general economic, market and business conditions; our ability to finance capital investment to replace reserves or increase processing capacity in a volatile commodity pricing and credit environment; fluctuations in supply and demand for Suncor's products; commodity prices, interest rates and currency exchange; volatility in natural gas and liquids prices is not predictable and can significantly impact revenues; Suncor's ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects and regulatory projects; risks and uncertainties associated with consulting with stakeholders and obtaining regulatory approval for exploration and development activities in Suncor's operating areas (these risks could increase costs and/or cause delays to or cancellation of projects); effective execution of planned turnarounds; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage

             Suncor Energy Inc.
 018    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor's reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, the Government of Alberta's review of the unintended consequences of the proposed Crown royalty regime, our negotiations with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the Government of Canada's current review of greenhouse gas emission regulations); the ability and willingness of parties with whom we have material relationships to perform their obligations to us (including in respect of any planned divestitures); risks and uncertainties associated with the ability of closing conditions to be met, the timing of closing and the consideration to be received with respect to the planned sale of any of Suncor's assets, including the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third party approvals outside of Suncor's control; the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; failure to realize anticipated synergies or cost savings; risks regarding the integration of the Suncor and Petro-Canada after the merger; and incorrect assessments of the values of Petro-Canada. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this Report to Shareholders and its Annual Information Form/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    019

Highlights
(unaudited)

	2010	2009

Cash Flow From Operations
(dollars per common share – basic)
For the three months ended December 31
Cash flow from operations (1)	1.37	0.72

For the twelve months ended December 31
Cash flow from operations (1)	4.26	2.34

Ratios
For the twelve months ended December 31
Return on capital employed (%) (2)	10.1	2.6
Return on capital employed (%) (3)	7.4	1.8

Net debt to cash flow from operations (times) (4)	1.7	4.8

Interest coverage on long-term debt (times)
Net earnings (5)	8.4	3.0
Cash flow from operations (6)	11.9	7.2

As at December 31
Total debt to total debt plus shareholders' equity (%) (7)	25	29

Common Share Information
As at December 31
Share price at end of trading
Toronto Stock Exchange – Cdn$	38.28	37.21
New York Stock Exchange – US$	38.29	35.31

Common share options outstanding (thousands)	67 638	72 024

For the twelve months ended December 31
Average number outstanding, weighted monthly (thousands)	1 562 285	1 197 710

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)
Cash flow from operations for the period; divided by the weighted-average number of common shares outstanding during the period.

(2)
Net earnings (2010 – $3,491 million; 2009 – $637 million) after adjusting for after-tax financing income (2010 – $80 million; 2009 – $509 million) divided by average capital employed (2010 – $34,510 million; 2009 – $24,473 million). Average capital employed is shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less capitalized costs related to major projects in progress, on a weighted-average basis.

(3)
Average capital employed including capitalized costs related to major projects in progress (2010 – $47,399 million; 2009 – $35,128 million).

(4)
Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve-month period then ended.

(5)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

             Suncor Energy Inc.
 020    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary
(unaudited)

	Three months ended					Twelve months ended
	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009

OIL SANDS
Production (kbpd)
Total production (excluding Syncrude)	325.9	306.6	295.5	202.3	278.9	283.0	290.6
Firebag (kbpd of bitumen)	52.9	50.4	55.7	55.7	51.1	53.6	49.1
MacKay River (kbpd of bitumen)	32.9	28.8	32.5	31.8	31.7	31.5	29.7	**
Syncrude	37.9	31.7	38.9	32.3	39.3	35.2	38.5	**
Sales (kbpd) (excluding Syncrude)
Light sweet crude oil	84.5	84.5	99.0	61.0	100.8	82.3	99.6
Diesel	12.2	25.8	30.7	12.9	31.4	20.4	29.1
Light sour crude oil	189.8	165.8	143.1	80.5	142.4	145.2	135.7
Bitumen	24.9	21.2	37.4	42.3	13.0	31.4	11.8

Total sales	311.4	297.3	310.2	196.7	287.6	279.3	276.2

Average sales price (1) (dollars per barrel) (excluding Syncrude)
Light sweet crude oil*	83.02	75.49	77.55	80.84	77.71	79.03	67.26
Other (diesel, light sour crude oil and bitumen)*	70.29	66.39	68.53	69.53	72.93	68.63	64.18
Total*	73.75	68.97	71.41	73.03	74.61	71.69	65.29
Total	70.95	67.53	69.79	70.21	65.42	69.58	61.66

Syncrude average sales price (1) (dollars per barrel)	84.40	78.83	77.32	83.21	78.81	80.93	77.36

Operating costs – Total operations (excluding Syncrude) (dollars per barrel)
Cash costs	34.35	32.45	31.70	46.50	35.10	35.30	31.50
Natural gas	2.30	1.10	3.55	5.40	3.40	2.85	2.40
Imported bitumen	0.05	0.05	0.65	2.95	0.20	0.70	0.05

Cash operating costs (2)	36.70	33.60	35.90	54.85	38.70	38.85	33.95
Project start-up costs	0.95	0.75	0.55	0.55	0.50	0.70	0.45

Total cash operating costs (3)	37.65	34.35	36.45	55.40	39.20	39.55	34.40
Depreciation, depletion and amortization	8.80	9.00	15.35	12.65	10.00	11.25	8.00

Total operating costs (4)	46.45	43.35	51.80	68.05	49.20	50.80	42.40

Operating costs – Syncrude*** (dollars per barrel)
Cash costs	32.85	39.20	28.75	39.60	29.65	34.70	29.60
Natural gas	3.05	2.75	2.85	4.50	3.45	3.25	2.90

Cash operating costs (2)	35.90	41.95	31.60	44.10	33.10	37.95	32.50
Project start-up costs	—	—	—	—	—	—	—

Total cash operating costs (3)	35.90	41.95	31.60	44.10	33.10	37.95	32.50
Depreciation, depletion and amortization	9.65	14.85	11.35	13.70	11.80	12.20	12.15

Total operating costs (4)	45.55	56.80	42.95	57.80	44.90	50.15	44.65

Operating costs – In situ bitumen production only (dollars per barrel)
Cash costs	16.50	17.15	13.65	12.30	14.25	14.85	14.55
Natural gas	4.80	5.25	5.05	7.05	6.05	5.55	5.70

Cash operating costs (5)	21.30	22.40	18.70	19.35	20.30	20.40	20.25
Project start-up costs	3.35	2.50	1.45	0.95	1.35	2.05	1.35

Total cash operating costs (6)	24.65	24.90	20.15	20.30	21.65	22.45	21.60
Depreciation, depletion and amortization	5.20	5.90	4.70	5.05	6.65	5.20	6.35

Total operating costs (7)	29.85	30.80	24.85	25.35	28.30	27.65	27.95

Footnotes, definitions and abbreviations, see page 26.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    021

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009

NATURAL GAS
Gross production
Natural gas (mmcf/d)
Continuing operations	399	380	398	419	424	399	262
Discontinued operations	8	120	138	230	250	123	135
Natural gas liquids and crude oil (kbpd)
Continuing operations	4.9	5.4	5.5	6.2	6.2	5.5	3.3
Discontinued operations	0.2	2.2	2.8	7.8	8.8	3.3	4.8
Total gross production (mmcfe/d)
Continuing operations	429	412	431	456	461	432	282
Discontinued operations	9	134	155	277	303	143	164

Average sales price from continuing operations (1)
Natural gas (dollars per mcf)	3.39	3.66	3.42	5.34	3.92	3.99	3.63
Natural gas (dollars per mcf)*	3.39	3.66	3.42	5.34	3.91	3.99	3.62
Natural gas liquids and crude oil (dollars per barrel)	71.56	68.03	82.82	74.71	65.74	77.37	59.41

Footnotes, definitions and abbreviations, see page 26.

             Suncor Energy Inc.
 022    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009**

INTERNATIONAL AND OFFSHORE
East Coast Canada
Production (kbpd)
Terra Nova	19.0	17.2	27.2	29.6	24.0	23.2	20.8
Hibernia	30.9	32.3	30.1	30.2	26.3	30.9	27.2
White Rose	13.0	16.8	13.3	14.8	13.3	14.5	10.0

Total production	62.9	66.3	70.6	74.6	63.6	68.6	58.0

Average sales price (1) (dollars per barrel)	87.12	78.78	76.88	78.69	77.71	80.20	76.86

International
Production (kboe/d)
North Sea
Buzzard	55.6	58.6	49.3	58.6	59.9	55.5	47.8
Production from discontinued operations	18.7	25.2	22.7	27.5	31.1	23.5	28.7

Total North Sea	74.3	83.8	72.0	86.1	91.0	79.0	76.5

Other International
Libya	34.7	35.4	35.4	35.4	26.0	35.2	32.6
Syria****	16.9	16.5	12.8	—	—	11.6	—
Production from discontinued operations	—	4.2	11.1	11.7	12.0	6.7	11.7

Total Other International	51.6	56.1	59.3	47.1	38.0	53.5	44.3

Total production	125.9	139.9	131.3	133.2	129.0	132.5	120.8

Average sales price from continuing operations (1) (dollars per boe)
Buzzard	85.46	75.60	78.57	72.36	68.71	77.91	69.53
Other International	83.06	74.90	76.14	73.40	79.06	78.07	77.53

Total International and Offshore Production (kboe/d)	188.8	206.2	201.9	207.8	192.6	201.1	178.8

Footnotes, definitions and abbreviations, see page 26.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    023

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009

REFINING AND MARKETING
Eastern North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	22.9	22.5	22.5	21.0	23.0	22.2	14.6
Distillate	13.7	11.7	12.5	12.3	13.9	12.4	8.8

Total transportation fuel sales	36.6	34.2	35.0	33.3	36.9	34.6	23.4
Petrochemicals	2.4	2.5	2.8	2.2	1.2	2.5	0.8
Asphalt	2.4	3.7	3.0	1.8	2.0	2.7	1.5
Other	5.3	6.0	6.0	4.3	1.9	5.5	2.0

Total refined product sales	46.7	46.4	46.8	41.6	42.0	45.3	27.7

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	29.7	30.7	30.6	31.0	28.3	30.5	29.6
Utilization of refining capacity (%)	87	90	90	91	83	89	87

Western North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	18.3	19.9	19.2	18.1	18.4	18.9	13.0
Distillate	23.2	17.4	16.3	16.9	15.6	18.5	9.5

Total transportation fuel sales	41.5	37.3	35.5	35.0	34.0	37.4	22.5
Asphalt	0.9	1.5	1.5	1.2	0.9	1.3	1.3
Other	2.0	3.7	5.2	4.4	6.0	3.8	3.4

Total refined product sales	44.4	42.5	42.2	40.6	40.9	42.5	27.2

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	36.5	36.6	31.7	33.5	33.4	34.6	33.6
Utilization of refining capacity (%)	101	101	87	92	96	95	97

Footnotes, definitions and abbreviations, see page 26.

             Suncor Energy Inc.
 024    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009

NETBACKS – Continuing Operations
Natural Gas (dollars per mcfe)
Average price realized (8)	4.40	4.76	5.06	6.23	5.02	5.16	4.50
Royalties	(0.45)	(0.50)	(0.06)	(0.91)	(0.71)	(0.49)	(0.37)
Transportation costs	(0.33)	(0.39)	(0.55)	(0.37)	(0.45)	(0.41)	(0.41)
Operating costs	(1.71)	(1.53)	(1.55)	(1.30)	(1.43)	(1.52)	(1.39)

Operating netback	1.91	2.34	2.90	3.65	2.43	2.74	2.33

International and Offshore
East Coast Canada (dollars per barrel)
Average price realized (8)	89.35	81.06	78.99	80.79	79.69	82.38	79.07
Royalties	(29.17)	(25.49)	(28.45)	(28.78)	(25.26)	(27.99)	(23.82)
Transportation costs	(2.23)	(2.28)	(2.11)	(2.10)	(1.98)	(2.18)	(2.21)
Operating costs	(7.57)	(6.80)	(6.08)	(6.38)	(5.63)	(6.68)	(7.24)

Operating netback	50.38	46.49	42.35	43.53	46.82	45.53	45.80

North Sea – Buzzard (dollars per barrel)
Average price realized (8)	87.30	77.43	80.35	74.19	70.38	79.73	71.64
Transportation costs	(1.84)	(1.83)	(1.78)	(1.83)	(1.67)	(1.82)	(2.11)
Operating costs	(2.80)	(2.90)	(3.57)	(3.09)	(2.90)	(3.07)	(2.88)

Operating netback	82.66	72.70	75.00	69.27	65.81	74.84	66.65

Other International (dollars per boe)
Average price realized (8)	82.74	75.24	76.61	73.92	79.97	78.30	78.19
Royalties	(18.37)	(32.06)	(36.99)	(43.28)	(32.12)	(35.06)	(39.88)
Transportation costs	0.32	(0.34)	(0.47)	(0.52)	(0.91)	(0.23)	(0.66)
Operating costs	(6.38)	(4.72)	(7.40)	(3.29)	(5.12)	(5.60)	(3.39)

Operating netback	58.31	38.12	31.75	26.83	41.82	37.41	34.26

Footnotes, definitions and abbreviations, see page 26.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    025

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes operating earnings, cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This operating statistic is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see the fourth quarter Report to Shareholders.
(3) Total cash operating costs	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(4) Total operating costs	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(5) Cash operating costs – In situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes) and accretion expense. Per barrel amounts are based on in situ production volumes only.
(6) Total cash operating costs – In situ bitumen production	–	Include cash operating costs – In situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in situ production volumes only.
(7) Total operating costs – In situ bitumen production	–	Include total cash operating costs – In situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in situ production volumes only.
(8) Average price realized	–	This operating statistic is calculated before transportation costs and royalties and excludes the impact of hedging activities.

Explanatory Notes

*	Excludes the impact of realized hedging activities.
**	For the twelve months ended December 31, 2009, operating summary information reflects results of operations since the merger with Petro-Canada on August 1, 2009.
***
Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing treatments for operating and capital costs among producers.
****	Commercial production for Syria commenced on April 19, 2010.

Abbreviations

kbpd	— thousands of barrels per day
mcf	— thousands of cubic feet
mcfe	— thousands of cubic feet equivalent
mmcf/d	— millions of cubic feet per day
mmcfe/d	— millions of cubic feet equivalent per day
boe	— barrels of oil equivalent
kboe/d	— thousands of barrels of oil equivalent per day
m3/d	— cubic metres per day

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

             Suncor Energy Inc.
 026    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Earnings
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Revenues
Operating revenues	9 173	7 114	33 198	17 977
Less: Royalties (note 4)	(351)	(564)	(1 937)	(1 150)

Operating revenues (net of royalties)	8 822	6 550	31 261	16 827
Energy supply and trading activities	650	681	2 700	7 577
Interest and other income (note 5)	317	5	389	444

	9 789	7 236	34 350	24 848

Expenses
Purchases of crude oil and products	3 989	2 886	14 911	7 388
Operating, selling and general	2 290	2 242	7 810	6 430
Energy supply and trading activities	599	524	2 598	7 381
Transportation	185	150	656	396
Depreciation, depletion and amortization (note 7)	874	757	3 813	1 860
Accretion of asset retirement obligations	46	42	178	136
Exploration	37	86	197	209
Loss (gain) on disposal of assets	26	54	(107)	66
Project start-up costs	29	13	77	51
Financing income (note 9)	(176)	(72)	(30)	(488)

	7 899	6 682	30 103	23 429

Earnings Before Income Taxes	1 890	554	4 247	1 419

Provisions for (Recovery of) Income Taxes (note 10)
Current	299	192	1 004	841
Future	294	(114)	555	(628)

	593	78	1 559	213

Net Earnings from Continuing Operations	1 297	476	2 688	1 206
Net Earnings (Loss) from Discontinued Operations (note 6)	56	(19)	883	(60)

Net Earnings	1 353	457	3 571	1 146

Net Earnings from Continuing Operations per Common Share (dollars)
Basic	0.83	0.30	1.72	1.01
Diluted	0.82	0.30	1.71	1.00

Net Earnings per Common Share (dollars), (note 11)
Basic	0.87	0.29	2.29	0.96
Diluted	0.86	0.29	2.27	0.95

Cash dividends	0.10	0.10	0.40	0.30

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Net earnings	1 353	457	3 571	1 146
Other comprehensive income (loss), net of tax
Change in foreign currency translation adjustment	(235)	(82)	(503)	(332)
Reclassification to net earnings	9	—	53	—
Loss on derivative contracts designated as cash flow hedges	—	(1)	—	—
Reclassification to net earnings	—	—	(1)	2

Comprehensive Income	1 127	374	3 120	816

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    027

Consolidated Balance Sheets
(unaudited)

($ millions)	December 31 2010	December 31 2009

Assets
Current assets
Cash and cash equivalents	1 077	505
Accounts receivable	5 253	3 703
Inventories	3 141	2 947
Income taxes receivable	734	587
Future income taxes	210	332
Assets of discontinued operations (note 6)	98	257

Total current assets	10 513	8 331
Property, plant and equipment, net	55 290	54 198
Other assets	451	491
Goodwill	3 201	3 201
Future income taxes	56	193
Assets of discontinued operations (note 6)	658	3 332

Total assets	70 169	69 746

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	2
Current portion of long-term debt (note 15)	518	25
Accounts payable and accrued liabilities	6 942	6 307
Income taxes payable	929	1 254
Future income taxes	37	18
Liabilities of discontinued operations (note 6)	98	242

Total current liabilities	8 526	7 848
Long-term debt (note 15)	11 669	13 855
Accrued liabilities and other	4 154	4 372
Future income taxes	8 615	8 367
Liabilities of discontinued operations (note 6)	484	1 193
Shareholders' equity	36 721	34 111

Total liabilities and shareholders' equity	70 169	69 746

Shareholders' Equity

	Number		Number
	(thousands)		(thousands)

Share capital	1 565 489	20 188	1 559 778	20 053
Contributed surplus		505		526
Accumulated other comprehensive income (loss) (note 17)		(684)		(233)
Retained earnings		16 712		13 765

Total shareholders' equity		36 721		34 111

             Suncor Energy Inc.
 028    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Operating Activities
Net earnings from continuing operations	1 297	476	2 688	1 206
Adjustments for:
Depreciation, depletion and amortization	874	757	3 813	1 860
Future income taxes	294	(114)	555	(628)
Accretion of asset retirement obligations	46	42	178	136
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt (note 9)	(290)	(201)	(426)	(858)
Change in fair value of derivative contracts (note 8)	(32)	(59)	(285)	980
Loss (gain) on disposal of assets	26	54	(107)	66
Stock-based compensation	114	34	114	262
Gain on effective settlement of pre-existing contract with Petro-Canada	—	—	—	(438)
Other	(205)	(151)	(446)	(278)
Exploration expenses	6	43	80	126
Change in non-cash working capital related to operating activities (note 12)	(479)	442	(1 230)	(237)

Cash flow provided by continuing operations	1 651	1 323	4 934	2 197
Cash flow provided by discontinued operations	93	150	552	378

Cash flow provided by operating activities	1 744	1 473	5 486	2 575

Investing Activities
Capital and exploration expenditures	(1 867)	(1 430)	(5 833)	(4 020)
Other investments	22	(3)	3	(9)
Proceeds from disposal of assets	42	112	307	148
Cash acquired through business combination	—	—	—	248
Change in non-cash working capital related to investing activities	54	(83)	(196)	(791)

Cash flow used in continuing investing activities	(1 749)	(1 404)	(5 719)	(4 424)
Cash flow provided by (used in) discontinued investing activities	198	(126)	2 607	(247)

Cash flow used in investing activities	(1 551)	(1 530)	(3 112)	(4 671)

Financing Activities
Change in short-term debt	—	(1)	—	—
Change in revolving-term debt	415	116	(1 257)	2 325
Issuance of common shares under stock option plan	34	11	81	41
Dividends paid on common shares	(149)	(152)	(611)	(401)

Cash flow provided by (used in) financing activities	300	(26)	(1 787)	1 965

Increase (Decrease) in Cash and Cash Equivalents	493	(83)	587	(131)
Effect of Foreign Exchange on Cash and Cash Equivalents	(14)	1	(15)	(24)
Cash and Cash Equivalents at Beginning of Period	598	587	505	660

Cash and Cash Equivalents at End of Period	1 077	505	1 077	505

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    029

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings

At December 31, 2008	1 113	288	97	13 025
Net earnings	—	—	—	1 146
Dividends paid on common shares	—	—	—	(401)
Issued for cash under stock option plan	57	(16)	—	—
Issued under dividend reinvestment plan	5	—	—	(5)
Stock-based compensation expense	—	103	—	—
Issued for Petro-Canada acquisition (note 2)	18 878	—	—	—
Fair value of Petro-Canada stock options exchanged for Suncor stock options	—	147	—	—
Income tax benefit of stock option deduction in the U.S.	—	4	—	—
Change in accumulated other comprehensive income (loss)	—	—	(330)	—

At December 31, 2009	20 053	526	(233)	13 765

Net earnings	—	—	—	3 571
Dividends paid on common shares	—	—	—	(611)
Issued for cash under stock option plans	122	(34)	—	—
Issued under dividend reinvestment plan	13	—	—	(13)
Stock-based compensation expense	—	13	—	—
Change in accumulated other comprehensive income (loss)	—	—	(451)	—

At December 31, 2010	20 188	505	(684)	16 712

             Suncor Energy Inc.
 030    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data from Continuing Operations
(unaudited)

Three months ended December 31
	Oil Sands		Natural Gas		International and Offshore		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

EARNINGS
Revenues
Operating revenues	1 934	1 182	135	144	1 313	1 052	5 778	4 694	13	42	9 173	7 114
Intersegment revenues	881	1 082	37	67	126	62	43	49	(1 087)	(1 260)	—	—
Less: Royalties	(139)	(280)	(18)	(30)	(194)	(254)	—	—	—	—	(351)	(564)

Operating revenues (net of royalties)	2 676	1 984	154	181	1 245	860	5 821	4 743	(1 074)	(1 218)	8 822	6 550
Energy supply and trading activities	—	—	—	—	—	—	—	—	650	681	650	681
Interest and other income	13	2	4	—	256	1	5	—	39	2	317	5

	2 689	1 986	158	181	1 501	861	5 826	4 743	(385)	(535)	9 789	7 236

Expenses
Purchases of crude oil and products	342	83	—	—	139	17	4 555	3 889	(1 047)	(1 103)	3 989	2 886
Operating, selling and general	1 271	1 300	104	87	133	125	587	530	195	200	2 290	2 242
Energy supply and trading activities	—	—	—	—	—	—	—	—	599	524	599	524
Transportation	88	70	12	19	22	23	57	43	6	(5)	185	150
Depreciation, depletion and amortization	297	300	126	113	302	218	123	114	26	12	874	757
Accretion of asset retirement obligations	30	29	9	6	7	7	—	—	—	—	46	42
Exploration	—	2	1	42	36	42	—	—	—	—	37	86
Loss (gain) on disposal of assets	3	53	(6)	—	2	—	(11)	1	38	—	26	54
Project start-up costs	29	13	—	—	—	—	—	—	—	—	29	13
Financing expenses (income)	(5)	1	2	—	10	(2)	7	4	(190)	(75)	(176)	(72)

	2 055	1 851	248	267	651	430	5 318	4 581	(373)	(447)	7 899	6 682

Earnings (loss) before income taxes	634	135	(90)	(86)	850	431	508	162	(12)	(88)	1 890	554
Income taxes	147	(101)	(25)	(31)	398	201	136	11	(63)	(2)	593	78

Net earnings (loss) from continuing operations	487	236	(65)	(55)	452	230	372	151	51	(86)	1 297	476

CAPITAL AND EXPLORATION EXPENDITURES – continuing operations	(1 067)	(734)	(57)	(39)	(319)	(357)	(272)	(239)	(152)	(61)	(1 867)	(1 430)

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    031

Schedules of Segmented Data from Continuing Operations (continued)
 (unaudited)

Twelve months ended December 31
	Oil Sands		Natural Gas		International and Offshore		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

EARNINGS
Revenues
Operating revenues	7 028	4 135	682	338	4 654	1 526	20 769	11 800	65	178	33 198	17 977
Intersegment revenues	2 758	2 609	124	121	593	159	249	51	(3 724)	(2 940)	—	—
Less: Royalties	(681)	(645)	(76)	(36)	(1 180)	(469)	—	—	—	—	(1 937)	(1 150)

Operating revenues (net of royalties)	9 105	6 099	730	423	4 067	1 216	21 018	11 851	(3 659)	(2 762)	31 261	16 827
Energy supply and trading activities	—	—	—	—	—	—	—	—	2 700	7 577	2 700	7 577
Interest and other income	318	440	4	—	256	1	44	—	(233)	3	389	444

	9 423	6 539	734	423	4 323	1 217	21 062	11 851	(1 192)	4 818	34 350	24 848

Expenses
Purchases of crude oil and products	1 070	325	—	—	302	33	17 100	9 607	(3 561)	(2 577)	14 911	7 388
Operating, selling and general	4 545	4 277	338	233	414	164	2 192	1 284	321	472	7 810	6 430
Energy supply and trading activities	—	—	—	—	—	—	—	—	2 598	7 381	2 598	7 381
Transportation	291	248	94	41	89	38	200	87	(18)	(18)	656	396
Depreciation, depletion and amortization	1 318	922	773	287	1 172	299	475	317	75	35	3 813	1 860
Accretion of asset retirement obligations	120	111	29	14	27	10	2	1	—	—	178	136
Exploration	6	10	14	125	177	74	—	—	—	—	197	209
Loss (gain) on disposal of assets	14	70	(132)	(20)	2	—	(30)	16	39	—	(107)	66
Project start-up costs	74	51	—	—	3	—	—	—	—	—	77	51
Financing expenses (income)	(1)	1	(1)	—	(18)	(1)	9	4	(19)	(492)	(30)	(488)

	7 437	6 015	1 115	680	2 168	617	19 948	11 316	(565)	4 801	30 103	23 429

Earnings (loss) before income taxes	1 986	524	(381)	(257)	2 155	600	1 114	535	(627)	17	4 247	1 419
Income taxes	494	(33)	(104)	(72)	1 041	277	313	128	(185)	(87)	1 559	213

Net earnings (loss) from continuing operations	1 492	557	(277)	(185)	1 114	323	801	407	(442)	104	2 688	1 206

CAPITAL AND EXPLORATION EXPENDITURES – continuing operations	(3 709)	(2 831)	(170)	(228)	(927)	(511)	(667)	(380)	(360)	(70)	(5 833)	(4 020)

             Suncor Energy Inc.
 032    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements of Suncor Energy Inc. (Suncor or the company) have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements. Certain information and disclosures normally required to be included in notes to the annual consolidated financial statements have been condensed or omitted.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. BUSINESS COMBINATION WITH PETRO-CANADA

(a)  Overview

On August 1, 2009, Suncor completed its merger with Petro-Canada. The company has accounted for this business combination as prescribed by Canadian Institute of Chartered Accountants (CICA) Handbook section 1581 "Business Combinations". As the acquirer, the company is required to recognize Petro-Canada assets and liabilities as at August 1, 2009. The results of Petro-Canada operations are included in the consolidated financial statements of the company from August 1, 2009.

(b)  Final Allocation of Purchase Price

The following estimated fair values were assigned to the net assets of Petro-Canada as at August 1, 2009:

($ millions)

Current assets	4 645
Property, plant and equipment	27 407
Other assets	537

Total assets	32 589

Current liabilities	3 741
Long-term debt	4 410
Accrued liabilities and other	3 416
Future income taxes	4 570

Total liabilities	16 137

Net assets purchased	16 452
Goodwill	3 178

Total purchase price	19 630

The purchase price allocation was based on best estimates by Suncor's management and was based principally on valuations prepared by independent valuation specialists. Management finalized the purchase price allocation during the second quarter of 2010 and did not make any amendments to the preliminary allocation.

3. CHANGE IN SEGMENTED DISCLOSURES

During the first quarter of 2010, as a result of planned divestitures of the company's assets in Trinidad and Tobago, The Netherlands and certain assets in the United Kingdom (U.K.) (described in note 6), the company combined its International and East Coast Canada segments into one new segment, International and Offshore. Continuing operations for the International and Offshore segment are comprised of activity offshore Newfoundland and Labrador, including interests in the Hibernia, Terra Nova,

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    033

White Rose and Hebron oilfields, and the exploration for, and production of, crude oil and natural gas in the U.K., Norway, Libya and Syria.

All prior periods have been restated to conform to these segment definitions.

4. BITUMEN VALUATION METHODOLOGY

In the fourth quarter of 2010, the Minister of Energy for Alberta provided notice to the company for the quality adjustment to be used under the Bitumen Valuation Methodology (Ministerial) Regulations for the interim period January 1, 2009 to December 31, 2010. As a result, the company recognized a royalty recovery of approximately $140 million.

The company continues to negotiate final adjustments to the bitumen valuation calculation for the 2009 and 2010 interim period and for the term of the Suncor Royalty Amending Agreement that expires December 31, 2015.

5. TERRA NOVA REDETERMINATION

In the fourth quarter of 2010, the joint owners of the Terra Nova oilfield finalized the redetermination of working interests required under the Terra Nova Development and Operating Agreement following field payout on February 1, 2005. Suncor's working interest increased to 37.675% from 33.990%, and the other owners have agreed to reimburse the company for its increased working interest from February 1, 2005 to December 31, 2010. As a result, the company has recognized a $295 million gain in Other Income.

Suncor's financial presentation will reflect the increased working interest in Terra Nova beginning January 1, 2011.

6. DISCONTINUED OPERATIONS

The company is divesting certain non-core assets as part of its continuing strategic alignment.

Natural Gas

In the first quarter of 2010, the company completed the sale of its oil and gas producing assets in the U.S. Rockies for net proceeds of US$481 million (Cdn$502 million).

In the second quarter of 2010, the company completed the sale of non-core natural gas properties located in northeast British Columbia (Blueberry and Jedney) for net proceeds of $383 million, and non-core assets in central Alberta (Rosevear and Pine Creek) for net proceeds of $229 million.

In the third quarter of 2010, the company completed the sale of non-core natural gas properties located in west central Alberta (Bearberry and Ricinus) for net proceeds of $275 million, and non-core assets in southern Alberta (Wildcat Hills) for net proceeds of $351 million.

International and Offshore

In the third quarter of 2010, the company completed the Trinidad and Tobago asset sale for net proceeds of US$378 million (Cdn$383 million), and the sale of its shares in Petro-Canada Netherlands BV for net proceeds of €316 million (Cdn$420 million).

In the fourth quarter of 2010, the company completed the sale of certain non-core U.K. offshore assets for net proceeds of £55 million (Cdn$86 million). The company expects to close the remaining agreed sales of non-core U.K. offshore assets for gross proceeds of £184 million in the first quarter of 2011.

             Suncor Energy Inc.
 034    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Net earnings from discontinued operations reported in the Consolidated Statements of Earnings is as follows:

	Three months ended December 31
	Natural Gas		International and Offshore		Total
($ millions)	2010	2009	2010	2009	2010	2009

Revenues
Operating revenues (1)	3	159	147	288	150	447
Less: Royalties	—	(23)	—	—	—	(23)

Operating revenues (net of royalties)	3	136	147	288	150	424
Gain (loss) on disposal of assets	(4)	—	3	—	(1)	—

	(1)	136	150	288	149	424

Expenses
Operating, selling and general	2	38	31	97	33	135
Transportation	—	8	5	9	5	17
Depreciation, depletion and amortization	—	77	—	238	—	315
Accretion of asset retirement obligations	—	4	4	6	4	10
Exploration	—	2	4	12	4	14
Financing expenses	—	—	—	2	—	2

	2	129	44	364	46	493

Earnings (loss) before income taxes	(3)	7	106	(76)	103	(69)
Income taxes	(1)	2	48	(52)	47	(50)

Net earnings (loss)	(2)	5	58	(24)	56	(19)

(1)
Operating revenues reported in Natural Gas include sales to other operating segments that would be eliminated upon consolidation in the Consolidated Statements of Earnings. These were nil in the three months ended December 31, 2010 (2009 – $24 million).

	Three months ended December 31
(dollars)	2010	2009

Basic earnings per share from discontinued operations	0.04	(0.01)
Diluted earnings per share from discontinued operations	0.04	(0.01)

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    035

	Twelve months ended December 31
	Natural Gas		International and Offshore		Total
($ millions)	2010	2009	2010	2009	2010	2009

Revenues
Operating revenues (1)	280	307	693	407	973	714
Less: Royalties	(41)	(49)	—	—	(41)	(49)

Operating revenues (net of royalties)	239	258	693	407	932	665
Gain on disposal of assets	642	—	172	—	814	—

	881	258	865	407	1 746	665

Expenses
Operating, selling and general	66	89	119	150	185	239
Transportation	24	17	23	14	47	31
Depreciation, depletion and amortization	95	161	169	285	264	446
Accretion of asset retirement obligations	8	8	19	11	27	19
Exploration	1	2	20	57	21	59
Financing expenses	7	—	11	1	18	1

	201	277	361	518	562	795

Earnings (loss) before income taxes	680	(19)	504	(111)	1 184	(130)
Income taxes	174	(5)	127	(65)	301	(70)

Net earnings (loss)	506	(14)	377	(46)	883	(60)

(1)
Operating revenues reported in Natural Gas include sales to other operating segments that would be eliminated upon consolidation in the Consolidated Statements of Earnings. These totalled $62 million in the twelve months ended December 31, 2010 (2009 – $33 million).

	Twelve months ended December 31
(dollars)	2010	2009

Basic earnings per share from discontinued operations	0.57	(0.05)
Diluted earnings per share from discontinued operations	0.56	(0.05)

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets are as follows:

	Natural Gas		International and Offshore		Total
($ millions)	December 31 2010	December 31 2009	December 31 2010	December 31 2009	December 31 2010	December 31 2009

Assets
Current assets	—	34	98	223	98	257
Property, plant and equipment, net	—	1 600	658	1 732	658	3 332

Total assets	—	1 634	756	1 955	756	3 589

Liabilities
Current liabilities	—	64	98	178	98	242
Accrued liabilities and other	—	286	302	404	302	690
Future income taxes	—	31	182	472	182	503

Total liabilities	—	381	582	1 054	582	1 435

             Suncor Energy Inc.
 036    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

7. ASSET WRITE-DOWNS

During the second quarter of 2010, the company recognized a write-down of $189 million related to certain extraction equipment in the Oil Sands operating segment. Also during the second quarter of 2010, the company recognized a charge of $44 million in the Natural Gas operating segment to reflect the write-down of certain Western Canada and Alaska land leases.

During the third quarter of 2010, the company recognized a write-down of $106 million related to certain North Sea assets in the International and Offshore operating segment. An agreement to sell these assets was entered into during the quarter and the assets were written down to reflect fair value less cost to sell. Also during the third quarter of 2010, the company recognized a charge of $222 million to reflect the write-down of certain assets in the Natural Gas operating segment to reflect fair value based on discounted future cash flows.

These charges are included in depreciation, depletion and amortization expenses and net earnings from discontinued operations in the Consolidated Statements of Earnings.

8. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Derivatives are financial instruments that either imitate or counter the price movements of stocks, bonds, currencies, commodities and interest rates. Suncor uses derivatives to reduce its exposure to fluctuations in commodity prices and foreign currency exchange rates and to manage interest rate or currency-sensitive assets and liabilities. Suncor also uses derivatives for trading purposes. When used in a trading activity, the company is attempting to realize a gain on the fluctuations in the market value of the derivative.

Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the items in a hedging relationship at the time when the underlying transaction impacts earnings. Suncor elects to use hedge accounting on certain derivatives linked to future commodity and financial transactions.

Physical trading commodity contracts that exceed the company's expected purchase, sale or usage requirements are accounted for as derivative financial instruments whereby realized and unrealized gains and losses, and the underlying settlement of these contracts is recognized and reported on a net basis in Energy Supply and Trading Activities revenue. The related inventory is carried at fair value less costs to sell, with changes in fair value recognized as gains or losses within Energy Supply and Trading Activities revenue.

(a)  Balance Sheet Financial Instruments

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, current liabilities (except for the current portions of income taxes), long-term debt, and a portion of non-current accrued liabilities and other. Unless otherwise noted, carrying values reflect the current fair value of the company's financial instruments.

The estimated fair values of financial instruments have been determined based on the company's assessment of available market information and appropriate valuation methodologies based on industry accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable in the market (see page 77 of Suncor's 2009 Annual Report for further detail). As at December 31, 2010, there were no significant changes to the distribution of the fair value hierarchy used to value financial instruments.

The company's long-term debt is recorded at amortized cost using the effective interest method, with the exception of the portion of debt that is recorded at fair value as part of a fair value hedging relationship. Upon initial recognition, the cost of the debt is its fair value, adjusted for any associated transaction costs. Gains or losses on our U.S. dollar denominated long-term debt resulting from changes in the exchange rate are recognized in the period in which they occur. At December 31, 2010, the carrying

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    037

value of the fixed-term debt accounted for under the amortized cost method was $9.7 billion (December 31, 2009 – $10.1 billion) and the fair value was $10.7 billion (December 31, 2009 – $10.7 billion).

(b)  Hedge Accounting

Fair Value Hedges

At December 31, 2010, the company had interest rate swaps classified as fair value hedges outstanding until August 2011, relating to $200 million of its fixed-rate debt. The fair value of these swaps totalled $8 million at December 31, 2010 and was recorded in accounts receivable (December 31, 2009 – $18 million). There was no ineffectiveness recognized on these interest rate swaps during the three and twelve month periods ended December 31, 2010 and December 31, 2009.

(c)  Other Derivatives

Risk Management Derivatives

The company periodically enters into derivative contracts which although not accounted for as hedges because they have not been documented as such, or do not qualify under GAAP, are believed to be economically effective at mitigating exposure to commodity price movements and are a component of Suncor's overall risk management program. These derivative contracts include crude oil, natural gas, refined products and foreign exchange contracts. The earnings impact associated with these contracts for the three month period ended December 31, 2010, was a loss of $5 million (2009 – a loss of $134 million). During the twelve month period ended December 31, 2010, the earnings impact was a gain of $89 million (2009 – loss of $1,024 million).

Energy Trading Derivatives

The company's Energy Trading group also uses physical and financial energy contracts, including swaps, forwards and options to earn trading revenues. These energy contracts are comprised of crude oil, natural gas and refined products contracts.

The earnings impact associated with these contracts for the three month period ended December 31, 2010, was a gain of $19 million (2009 – a loss of $17 million). During the twelve month period ended December 31, 2010, the earnings impact was a gain of $81 million (2009 – loss of $70 million).

Change in Fair Value of Other Derivatives

($ millions)	Risk Management	Energy Trading	Total

Fair value of contracts at December 31, 2009	(312)	(47)	(359)
Fair value of contracts realized during the period	236	(121)	115
Changes in fair value during the period	89	81	170

Fair value of contracts outstanding at December 31, 2010 (a),(b)	13	(87)	(74)

(a)
As at December 31, 2010, of the total unrealized derivatives, $19 million is recorded in accounts receivable (December 31, 2009 – $213 million) in the Consolidated Balance Sheets.

(b)
As at December 31, 2010, of the total unrealized derivatives, $93 million is recorded in accounts payable and accrued liabilities (December 31, 2009 – $572 million) in the Consolidated Balance Sheets.

Financial Risk Factors

The company is exposed to a number of different financial risks arising from normal course business exposures, as well as the company's use of financial instruments. These risk factors include market risks relating to commodity prices, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

             Suncor Energy Inc.
 038    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The company maintains a formal governance process to manage its financial risks. The company's Risk Management Committee (RMC) is charged with the oversight of the company's risk management for trading activities, which are defined as strategic hedging, optimization trading, marketing and speculative trading. The RMC, acting under board authority, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures. All risk management activity is carried out by specialist teams that have the appropriate skills, experience and supervision with the appropriate financial and management controls.

At December 31, 2010, the company's exposure to risks arising from the use of financial instruments had not changed significantly from December 31, 2009.

9. FINANCING EXPENSES (INCOME)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Interest on debt	170	182	691	573
Capitalized interest	(98)	(42)	(301)	(136)

Interest expense	72	140	390	437
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt	(290)	(201)	(426)	(858)
Foreign exchange gains and other	42	(11)	6	(67)

Total financing income from continuing operations (1)	(176)	(72)	(30)	(488)

(1)
For the three months ended December 31, 2010, financing expense of $nil (2009 – financing expense of $2 million) has been reclassified to net earnings from discontinued operations. For the twelve months ended December 31, 2010, financing expense of $18 million (2009 – financing expense of $1 million) has been reclassified to net earnings from discontinued operations.

10. INCOME TAXES

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Provision for (recovery of) income taxes:
Current:
Canada	1	28	57	599
Foreign	298	164	947	242
Future:
Canada	274	(139)	569	(699)
Foreign	20	25	(14)	71

Total provision for income taxes from continuing operations (1)	593	78	1 559	213

(1)
For the three months ended December 31, 2010, income tax expense of $47 million (2009 – income tax recovery of $50 million) has been reclassified to net earnings from discontinued operations. For the twelve months ended December 31, 2010, income tax expense of $301 million (2009 – income tax recovery of $70 million) has been reclassified to net earnings from discontinued operations

In the fourth quarter of 2009, the Ontario provincial government substantively enacted a 4% reduction to its provincial corporate tax rates. Accordingly, the company recognized a reduction in future income tax expense of $148 million related to the revaluation of its opening future income tax balances.

In the third quarter of 2009, the provision for future income tax increased by $152 million due in part to the merger. The combined provincial allocation of both entities caused an increase to the future income tax rate, the impact of which is recorded in net earnings.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    039

11. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Net earnings	1 353	457	3 571	1 146

(millions of common shares)
Weighted-average number of common shares	1 564	1 560	1 562	1 198
Dilutive securities:
Options issued under stock-based compensation plans	11	14	12	13

Weighted-average number of diluted common shares	1 575	1 574	1 574	1 211

(dollars per common share)
Basic earnings per share (a)	0.87	0.29	2.29	0.96
Diluted earnings per share (b)	0.86	0.29	2.27	0.95

Note:
An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)
Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b)
Diluted earnings per share is net earnings divided by the weighted-average number of diluted common shares.

12. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash working capital is comprised of current assets and current liabilities, other than cash and cash equivalents, future income taxes and the current portion of long-term debt.

The (increase) decrease in non-cash working capital from continuing operations is comprised of:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009(1)

Operating activities
Accounts receivable	(809)	152	(683)	105
Inventories	(30)	(209)	(190)	(585)
Accounts payable and accrued liabilities	285	501	101	280
Taxes payable/receivable	75	(2)	(458)	(37)

	(479)	442	(1 230)	(237)

(1)
Balances do not include amounts acquired from Petro-Canada as a result of the merger, but do reflect the changes in these working capital accounts subsequent to August 1, 2009.

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Interest paid	266	284	839	581
Income taxes paid	626	196	1 193	872

             Suncor Energy Inc.
 040    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

13. EMPLOYEE FUTURE BENEFITS LIABILITY

The following is the net periodic benefit cost for the three and twelve month periods ended December 31:

	Three months ended December 31		Pension Benefits Twelve months ended December 31
millions)	2010	2009	2010	2009

Current service costs	21	18	85	67
Interest costs	42	39	168	96
Expected return on plan assets	(35)	(32)	(142)	(76)
Amortization of net actuarial loss	1	6	7	21

Net periodic benefit cost	29	31	118	108

	Other Post-Retirement Benefits
	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Current service costs	2	2	8	7
Interest costs	6	6	25	15

Net periodic benefit cost	8	8	33	22

14. SHARE CAPITAL

Issued

	Number (thousands)	Common Shares Amount ($ millions)

Balance as at December 31, 2009	1 559 778	20 053
Issued for cash under stock option plans	5 292	122
Issued under dividend reinvestment plan	419	13

Balance as at December 31, 2010	1 565 489	20 188

Stock-Based Compensation

(a) Stock Option Plans

(i) Discontinued Plans

There are a number of legacy Suncor and legacy Petro-Canada plans that were in place prior to the merger on August 1, 2009, for which granting of options ended on July 31, 2009. For details of the terms and conditions of these plans, refer to pages 88 and 89 of Suncor's 2009 Annual Report.

(ii) Suncor Energy Inc. Stock Options

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Outstanding options that are cancelled, expire or otherwise result in no underlying common share being issued, will be available for issuance as options under this plan. These options have a seven-year life and vest annually over a three-year period.

Options granted under this plan before August 1, 2010 included a tandem stock appreciation right. Effective August 1, 2010, options granted under this plan no longer include tandem stock appreciation rights. The company granted 1,000 options under this plan during the fourth quarter of 2010.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    041

Changes in the number of outstanding stock options were as follows:

	Number (thousands)	Weighted- Average Exercise Price ($)

Outstanding, December 31, 2009	72 024	32.52
Granted	4 297	31.86
Exercised	(5 292)	15.49
Forfeited/expired	(3 391)	42.51

Outstanding, December 31, 2010	67 638	32.94

(b) Stock Appreciation Rights (SARs)

(i) Discontinued Plan

Legacy Petro-Canada had a SARs plan for which grants ended on July 31, 2009. For details of the terms and conditions of this plan, refer to page 90 of Suncor's 2009 Annual Report.

(ii) Suncor Energy Inc. Stock Appreciation Rights

SARs have a seven-year life and vest annually over a three-year period. The company did not grant any SARs under this plan during the fourth quarter of 2010.

Changes in the number of outstanding SARs were as follows:

	Number (thousands)	Weighted- Average Exercise Price ($)

Outstanding, December 31, 2009	14 065	28.63
Granted	353	31.85
Exercised	(734)	24.00
Forfeited	(2 399)	28.99

Outstanding, December 31, 2010	11 285	28.97

(c) Share Unit Plans

For details of the terms and conditions of the Performance Share Unit (PSU), Restricted Share Unit (RSU) and Deferred Share Unit (DSU) plans, refer to page 91 of Suncor's 2009 Annual Report.

Changes in the number of outstanding units were as follows:

	Number (thousands)

	PSU	RSU	DSU

Outstanding, December 31, 2009	3 247	4 250	2 616
Granted	1 673	2 838	80
Redeemed	(282)	(118)	(426)
Forfeited	(917)	(563)	—
Reinvested	26	43	29

Outstanding, December 31, 2010	3 747	6 450	2 299

             Suncor Energy Inc.
 042    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating, selling and general expense on the Consolidated Statements of Earnings:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2010	2009	2010	2009

Stock option plans	33	32	53	148
SARs	39	10	27	35
PSUs	14	11	21	30
RSUs	33	(7)	90	50
DSUs	11	—	4	30

Total stock-based compensation expense	130	46	195	293

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    043

15. LONG-TERM DEBT AND CREDIT FACILITIES

($ millions)	December 31 2010	December 31 2009

Fixed-term debt, redeemable at the option of the company
6.85% Notes, denominated in U.S. dollars, due in 2039 (US$750)	746	785
6.80% Notes, denominated in U.S. dollars, due in 2038 (US$900)	922	972
6.50% Notes, denominated in U.S. dollars, due in 2038 (US$1150)	1 144	1 204
5.95% Notes, denominated in U.S. dollars, due in 2035 (US$600)	552	578
5.95% Notes, denominated in U.S. dollars, due in 2034 (US$500)	497	523
5.35% Notes, denominated in U.S. dollars, due in 2033 (US$300)	255	266
7.15% Notes, denominated in U.S. dollars, due in 2032 (US$500)	497	523
6.10% Notes, denominated in U.S. dollars, due in 2018 (US$1250)	1 243	1 308
6.05% Notes, denominated in U.S. dollars, due in 2018 (US$600)	609	643
5.00% Notes, denominated in U.S. dollars, due in 2014 (US$400)	406	429
4.00% Notes, denominated in U.S. dollars, due in 2013 (US$300)	298	313
7.00% Debentures, denominated in U.S. dollars, due in 2028 (US$250)	257	271
7.875% Debentures, denominated in U.S. dollars, due in 2026 (US$275)	307	325
9.25% Debentures, denominated in U.S. dollars, due in 2021 (US$300)	375	402
5.39% Series 4 Medium Term Notes, due in 2037	600	600
5.80% Series 4 Medium Term Notes, due in 2018	700	700
6.70% Series 2 Medium Term Notes, due in August 2011	500	500

	9 908	10 342
Revolving-term debt, with variable interest rates
Commercial paper, bankers' acceptances and LIBOR loans	1 982	3 244

Total unsecured long-term debt	11 890	13 586
Secured long-term debt	13	13
Capital leases	335	326
Debt fair value adjustment for interest swaps	8	18
Deferred financing costs	(59)	(63)

	12 187	13 880

Current portion of long-term debt
6.70% Series 2 Medium Term Notes	(500)	—
Capital leases	(10)	(14)
Debt fair value adjustment for interest swaps	(8)	(11)

Total current portion of long-term debt	(518)	(25)

Total long-term debt	11 669	13 855

             Suncor Energy Inc.
 044    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

At December 31, 2010, unutilized lines of credit were $5 289 million, as follows:

($ millions)	2010

Facility that has a term period of one year and expires in 2011	4
Facility that is fully revolving for a period of four years and expires in 2013	199
Facilities that are fully revolving for a period of five years and expire in 2013	7 320
Facilities that can be terminated at any time at the option of the lenders	461

Total available credit facilities	7 984

Credit facilities supporting outstanding commercial paper, bankers' acceptances and LIBOR loans	(1 982)
Credit facilities supporting letters of credit	(713)

Total unutilized credit facilities	5 289

16. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management objective is to maintain a conservative balance sheet, which supports a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is monitored through net debt to cash flow from operations (1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by the twelve-month trailing cash flow from operations.

Total debt to total debt plus shareholders' equity is calculated as short term-debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity.

Financial covenants associated with the company's various banking and debt arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. The company complied with all financial covenants for the periods ended December 31, 2010 and December 31, 2009.

During the fourth quarter of 2010, the company's strategy was to maintain the measure set out in the following schedule. The company believes that maintaining this capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings.

At December 31 ($ millions)	Capital Measure Target	2010	2009

Components of ratios
Short-term debt		2	2
Current portion of long-term debt		518	25
Long-term debt		11 669	13 855

Total debt		12 189	13 882
Less: Cash and cash equivalents		1 077	505

Net debt		11 112	13 377

Shareholders' equity		36 721	34 111

Total capitalization (total debt plus shareholders' equity)		48 910	47 993

Cash flow from operations (1) (trailing twelve months)		6 656	2 799

Net debt to cash flow from operations	<2.0 times	1.7	4.8

Total debt to total debt plus shareholders' equity		25%	29%

(1)
Cash flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital.

Suncor Energy Inc.
                                                                                                                                       2010 Fourth Quarter    045

The company's capital management strategy, objectives, definitions, monitoring measures and targets have not changed significantly from the prior period.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of income taxes, are as follows:

($ millions)	December 31 2010	December 31 2009

Unrealized foreign currency translation adjustment	(698)	(248)
Unrealized gains on derivative hedging activities	14	15

Total	(684)	(233)

18. JOINT VENTURE WITH TOTAL

On December 17, 2010, Suncor announced that it has entered into a joint venture with Total E&P Canada Ltd (Total). The two companies will jointly develop the Fort Hills and Joslyn oil sands mining projects and restart construction of the Voyageur upgrader.

Total will acquire a 49% interest in Suncor's Voyageur upgrader, and an additional 19.2% in the Fort Hills project, reducing Suncor's interest from 60% to 40.8%. In return, Suncor will acquire a 36.75% interest in the Joslyn project and receive cash consideration of approximately $1.75 billion.

The agreement is subject to certain regulatory and other approvals, with closing targeted in the first quarter of 2011.

             Suncor Energy Inc.
 046    2010 Fourth Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

P.O. Box 2844, 150-6th Avenue S.W., Calgary, Alberta, Canada  T2P 3E3
tel: (403) 296-8000  fax: (403) 296-3030  info@suncor.com  www.suncor.com

QuickLinks

EXHIBIT 99.2 Report to Shareholders for the fourth quarter ended December 31, 2010